[redacted]

SECU 06003621 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...... 12.00	

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kevin Dann & Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Madison Avenue, 4thFloor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Dempsey (212) 901-4061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Dempsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kevin Dann & Partners, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Georgette Scolaro
Notary Public

GEORGETTE SCOLARO
Notary Public, State of New York
No. 01SC6069446
Qualified in Kings County
Commission Expires Feb. 4, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevin Dann & Partners, LLC

Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Kevin Dann & Partners, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Kevin Dann & Partners, LLC (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

Kevin Dann & Partners, LLC
Statement of Financial Condition
December 31, 2005

Assets	
Cash equivalents	$ 2,977,909
Receivable from brokers, dealers and clearing broker	850,977
Securities owned, at fair value	518,797
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $478,823	94,586
Other assets	240,230
Total assets	$ 4,682,499
Liabilities and Member's Equity	
Accrued compensation	$ 1,419,259
Securities sold, but not yet purchased, at market value	87,497
Payable to brokers, dealers and clearing broker	44,724
Accrued expenses and other liabilities	227,640
Total liabilities	1,779,120
Member's equity	2,903,379
Total liabilities and member's equity	$ 4,682,499

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Principal Activities

Kevin Dann & Partners, LLC (the "Company") is a limited liability company registered in Delaware and is a wholly owned by KDP Holdings, LLC (the "Parent Company"). Effective April 12, 2005, the Company's Common and Series A Redeemable Preferred Interest Members transferred their membership interests to the Parent Company (see Note 8.) As a result of this transfer, the Common and Series A Redeemable Preferred Interest Members have released their entire membership interests in the Company and transferred their interests to the Parent Company, which is owned by the two Other Common Interest Members. The Parent Company becomes the sole Common Interest Member of the Company

The Company is engaged in institutional equities brokerage, principal trading and investment banking. The Company's revenues are derived primarily from commission revenues and from trading as principal in equity securities. The Company clears its transactions on a fully disclosed basis through ADP Clearing Outsourcing Services, Inc. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. At December 31, 2005, the Company's cash equivalents consist of a money market mutual fund.

Securities Transactions

Transactions in securities, commission revenues and related expenses are recorded on a trade date basis. Unrealized gains or losses on securities transactions are reflected in revenues from principal securities transactions.

Certain commissions are related to soft-dollar arrangements. These arrangements include expenditures related to research and other services to customers in return for these commissions. At December 31, 2005, there was approximately $35,031 included in other liabilities for payables related to expenditures for these soft-dollar arrangements.

Security Valuation

The Company may own securities which were issued privately or are not eligible for resale on a public market. In the absence of readily ascertainable market values such investments are reported at fair value as determined by the Company. Some of the factors that may be considered in determining a security's fair value are: the financial condition of the company; the existence of restrictions upon the sale of the security; the extent to which shares have recently been traded and the price of any such trades; and whether the securities represent a significant proportion of the investee's capital. The values assigned to these investment, if any, are based upon available information and do not necessarily represent amounts which might ultimately be realized. Because of the inherent uncertainty of valuation, such estimated fair values may differ significantly from the values that would have been used had a ready market for the securities existed, and those differences could be material to the Company's financial statements. As of December 31, 2005, securities owned include one security valued at $476,445 which was fair valued by the Company.

All other securities are valued at the last reported sale price on the valuation date, or if no sale was reported, at the last sale price on the most recent date on which a sale occurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Credit Risk
In the normal course of business, the Company is exposed to risk of loss from the inability of brokers and dealers and financial institutions to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. However, the Company mitigates risk by dealing primarily with large United States financial institutions and through reporting and control procedures.

Fair Value of Financial Instruments
The Company's financial instruments are cash equivalents, securities, receivables and payables. The recorded values approximate their fair values based on their short-term nature or are recorded at fair or market value.

Income Taxes
The Company is not subject to federal and state income taxes. The members are liable for the payment of such income taxes based on the Company's taxable income. The Company is subject to New York City unincorporated business taxes.

Fixed Assets and Leasehold Improvements
Fixed assets and leasehold improvements are depreciated using the straight-line method over useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful life of the asset, whichever is shorter.

3. **Receivable From and Payable to Brokers, Dealers and Clearing Broker**

As of December 31, 2005, the receivable from and payable to brokers, dealers and clearing broker comprised:

	Receivable	Payable
Commissions receivable from clearing broker	$ 374,007	$ -
Floor brokerage payable	-	44,724
Receivable from clearing broker for executed but unsettled transactions	231,519	-
Cash held as collateral by clearing broker	245,451	-
	$ 850,977	$ 44,724

4. Securities Owned

As of December 31, 2005, the securities owned balance comprised of listed United States equities.

5. Securities sold, but not yet purchased

As of December 31, 2005, Securities sold, but not yet purchased comprised of one listed United States equity.

Securities sold, but not yet purchased, must be acquired in the market place at prevailing prices. Accordingly, these transactions result in off-balances-sheet market risk since the ultimate repurchase price may exceed the amount recognized in the financial statements.

6. Off Balance Sheet Risk

The Company clears all of its securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

7. Commitments

The Company has obligations under lease agreements for office space which expires on June 30, 2008, and provides for minimum rental payments of the following amounts:

Year Ending December 31,	Future Minimum Payments
2006	$ 443,820
2007	358,719
2008	146,886
	$ 949,425

The leases contain provisions for rent escalation based on costs incurred by the lessor.

8. Members' Capital

The Company had both Common and Preferred Interest Members as defined by the Company's Limited Liability Agreement, as amended. The Preferred Interest Members had made capital contributions to the Company. In consideration of their capital contributions, Preferred Interest Members were entitled to a stated cumulative preferred return on their initial capital contributed which is payable annually from the net income of the Company until their capital contributions

have been fully redeemed (redeemable at the sole discretion of the Company). To the extent that the entire amount of the preferred return owed to the Preferred Interest Members is not distributed to them in any year, the deficiency shall carry forward to the next year and be added to preferred return payable in succeeding years.

On January 1, 2005, the Company redeemed the membership interests of one Series A Redeemable Preferred Interest Member and one Common Interest Member. Upon redemption, the remaining membership interests of the aforementioned Members were reallocated to the remaining Common Interest Members on a pro-rata basis.

On April 12, 2005, the Company redeemed the membership interests of all remaining Series A Redeemable Preferred Interest Members for approximately $296,000 in return for their agreement to assign and transfer all of their membership interests to the Parent Company. Effective April 12, 2005, the membership interests of the Other Common Interest Members were transferred to the Parent Company (owned by the Other Common Interest Members of the Company), a newly formed LLC which is the sole Common Interest Member of the Company.

9. Net Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $3,535,735 which was $3,435,735 in excess of its required net capital of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.